Exhibit 99.3
Net debt/(cash) breakdown
Unaudited

	September 30, 2019			June 30, 2019
(€ billion)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Gross debt(1)	15.1	12.3	2.8	15.0	12.5	2.5
Financial receivables from jointly-controlled financial services companies	(0.1)	(0.1)	0.0	(0.3)	(0.3)	0.0
Derivatives (mark to market), net	0.2	0.2	0.0	0.1	0.1	0.0
Cash & marketable securities	(16.2)	(16.1)	(0.1)	(15.8)	(15.7)	(0.1)
Net debt/(cash)	(1.0)	(3.7)	2.6	(0.9)	(3.3)	2.4
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Note: Amounts may not add due to rounding.
(1) Amounts shown net of intersegment receivables/payables

Gross debt breakdown
Unaudited

(€ billion)	Outstanding September 30, 2019	Outstanding June 30, 2019
Bank debt	4.6	4.5
Capital markets debt	8.1	8.2
Other debt	0.5	0.4
Lease liabilities(1)	1.7	1.6
Cash maturities	14.9	14.7
Asset-backed financing	0.2	0.3
Accruals	0.0	0.0
Gross Debt	15.1	15.0
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Note: Amounts may not add due to rounding.
(1) Adoption of IFRS 16 - Leases, effective January 1, 2019, resulted in an increase of Lease liabilities of €1.1 billion. Finance leases previously included in Other debt have been reclassified to Lease liabilities.

Debt Maturity Schedule
Unaudited

Outstanding September 30, 2019	(€ billion)	3 Months 2019	2020	2021	2022	2023	Beyond
4.6	Bank debt	2.1	0.9	0.4	0.7	0.2	0.2
8.1	Capital markets debt	1.4	1.5	1.2	1.4	1.4	1.3
0.5	Other debt	0.5	0.0	0.0	0.0	0.0	0.0
1.7	Lease liabilities(1)	0.1	0.3	0.2	0.2	0.2	0.7
14.9	Total Cash maturities(2)	4.1	2.7	1.8	2.3	1.8	2.2

16.2	Cash and Marketable securities
7.6	Undrawn committed credit lines
23.8	Total available liquidity
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Note: Amounts may not add due to rounding.
(1) Adoption of IFRS 16 - Leases, effective January 1, 2019, resulted in an increase of Lease liabilities of €1.1 billion. Finance leases previously included in Other debt have been reclassified to Lease liabilities.
(2) Amounts exclude accruals and asset-backed financing ((€0.2) billion at September 30, 2019).